SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5  )

                                 Worldcorp Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of class of securities)

                                    981904105
                                 (CUSIP number)


Check the following box if a fee is  being paid with this statement [ ].


----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981904105                   13G                    Page 2  of 10 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

          Morgan  Stanley Dean  Witter &  Co.
          IRS  #  39-314-5972

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          The state of organization is Delaware.


--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             1,754,080**
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       1,774,080**
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,774,080**

--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          12.78%**

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

          IA, CO


--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
                    **Includes 870,320 shares representing approximately 6.27% of the class, held by Morgan Stanley SICAV Global Equity Fund, an offshore fund offering its shares for investment purpose.

CUSIP No. 981904105               13G                    Page  3  of   10  Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

          Morgan Stanley Dean Witter Investment Management Limited

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3.  SEC USE ONLY



--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Organized under the Laws of England.

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             1,754,080**
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       1,774,080**
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,774,080**

--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          12.78%**

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

          IA, CO


--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
                    **Includes 870,320 shares representing approximately 6.27% of the class, held by Morgan Stanley SICAV Global Equity Fund, an offshore fund offering its shares for investment purpose.

CUSIP No. 981904105               13G                    Page  4  of   10  Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

          Morgan Stanley SICAV Global Equity Fund

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3.  SEC USE ONLY



--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Organized under the Laws of Luxembourg.


--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             870,320
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       870,320
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           870,320

--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.27%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

          IC


--------------------------------------------------------------------------------
                    *SEE  INSTRUCTIONS  BEFORE FILLING OUT!

CUSIP No. 981904105                   13G                   Page 5  of  10 Pages





Item 1.     (a)   Name of Issuer:
                  Worldcorp Inc.
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:
                  13873 Park Center Road
                  Suite 490
                  Herndon, VA 22071
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:
                           (a) Morgan Stanley Dean Witter & Co.
                           (b) Morgan Stanley Dean Witter Investment Management
                               Limited
                           (c) Morgan Stanley SICAV Global Equity Fund
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:
                           (a) 1585 Broadway
                               New  York, New  York  10036

                           (b) 25 Cabot Square
                               Canary Wharf
                               London E14 4QA
                               England

                           (c) 6C route de Treves
                               L-2663 Senningerberg LUXEMBOURG
                  --------------------------------------------------------------
            (c)   Citizenship:
                           Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

                               -------------------------------------------------
            (d)   Title of Class of Securities:
                           Common Stock
                  --------------------------------------------------------------
            (e)   CUSIP Number:
                           981904105
                               -------------------------------------------------

Item  3.    (a)     Morgan  Stanley  Dean  Witter  & Co.  is (e)  an  Investment
                    Adviser  registered  under  Section  203 of  the  Investment
                    Advisers Act of 1940.

            (b)     Morgan Stanley Dean Witter Investment  Management Limited is
                    (e) an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

            (c) Morgan Stanley SICAV Global Equity Fund is a Societe d'Investissement `a Capital Variable ("SICAV"), that is an offshore open-ended investment company incorporated under the laws of Luxembourg.

CUSIP No. 981904105                  13-G                   Page 6  of  10 Pages



Item 4.     Ownership.

               Incorporated by reference to Items (5) - (9) and (11) of the cover page.

Item 5.     Ownership of Five Percent or Less of a Class.

               Inapplicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

               Accounts managed on a discretionary basis by Morgan Stanley Dean Witter Investment Management Limited, a wholly owned subsidiary of Morgan Stanley Dean Witter & Co., are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. With the exception of the Morgan Stanley SICAV Global Equity Fund as noted herein, no such account holds more than 5 percent of the class.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.


Item 8.     Identification and Classification of Members of the Group.


Item 9.     Notice of Dissolution of Group.


Item 10.    Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 981904105                   13-G                   Page 7  of  9 Pages


                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 10, 1999


Signature:  /s/ Bruce Bromberg
            -----------------------------------------------------------------

Name/Title  Bruce Bromberg / Vice President Morgan Stanley & Co. Incorporated
            -----------------------------------------------------------------
            MORGAN STANLEY DEAN WITTER & CO.

Date:       February 10, 1999


Signature:  /s/ Donald P. Ryan
            -----------------------------------------------------------------

Name/Title  Donald P. Ryan / Principal Morgan Stanley Dean Witter Investment
                             Management Inc.
            -----------------------------------------------------------------
            MORGAN STANLEY DEAN WITTER INVESTMENT MANAGEMENT LIMITED

Date:       February 10, 1999


Signature : /s/ Jacqueline A. Day
            --------------------------------------------------------------------

Name/Title  Jacqueline A. Day / Executive Director Morgan Stanley SICAV Global
                                Equity Fund
            --------------------------------------------------------------------
            MORGAN STANLEY SICAV GLOBAL EQUITY FUND

                       INDEX TO EXHIBITS                           PAGE
                       -----------------                           ----

EXHIBIT 1       Agreement to Make a Joint Filing                      8

EXHIBIT 2       Secretary's Certificate Authorizing Bruce Bromberg    9
                to Sign on behalf of Morgan Stanley Dean Witter & Co.

EXHIBIT 3       Secretary's Certificate Authorizing Donald P. Ryan    10
                to Sign on behalf of Morgan Stanley Dean Witter
                Investment Management Limited


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

(022597DTI)